Exhibit 99.1

For Immediate Release

RRSAT ANNOUNCES FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2011

EMEK HAELA TELEPORT FULLY OPERATIONAL

Third Quarter 2011 Highlights

▪	Revenues totaled $28.6 million, a 16.1% increase year on year.
▪	Backlog as of September 30, 2011 at $195 million.
▪	Increase in 2011 annual revenue guidance to $111-113 million.

Airport City Business Park, Israel – November 10th, 2011 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Results:
Revenues in the third quarter of 2011 totaled $28.6 million, an increase of 0.4% compared with $28.5 million in the previous quarter and a 16.1% increase compared with $24.7 million in the third quarter of 2010.

Gross Profit in the third quarter of 2011 totaled $6.4 million, representing a gross margin of 22.3%, compared with gross profit of $6.6 million in the previous quarter, representing a gross margin of 23.0%.  Gross profit in the third quarter of 2010 totaled $5.8 million, representing a gross margin of 23.7%.

Operating income for the third quarter of 2011 totaled $1.8 million, representing an operating margin of 6.4%, compared with operating income of $2.5 million in the previous quarter, representing an operating margin of 8.8%.  Operating income in the third quarter of 2010 totaled $1.8 million, representing an operating margin of 7.4%.  The decline in operating income is partially attributed to a decline in gross profit as well as higher operating costs.

Backlog of signed agreements, as of September 30, 2011, totaled $195 million, including $25 million of revenues expected to be recognized during the remainder of 2011, compared to a backlog of $204 million at the end of the previous quarter.

Net loss on a GAAP basis for the third quarter of 2011 was $0.2 million compared with income of $2.1 million in the previous quarter and income of $0.6 million in the third quarter of 2010.  Net loss per share on a fully diluted basis under GAAP for the third quarter of 2011 was $0.01, compared with net income per share of $0.12 in the previous quarter and net income per share of $0.04 in the third quarter of 2010.

Adjusted net income totaled $0.8 million for the third quarter of 2011, compared with $2.2 million in the previous quarter and $2.3 million in the third quarter of 2010. Adjusted net income per share on a fully diluted basis totaled $0.04 in the third quarter of 2011, compared with $0.13 in the previous quarter and $0.13 in the third quarter of 2010.

Adjusted EBITDA for the third quarter of 2011 totaled $4.0 million, compared with $4.5 million in the previous quarter and $3.6 million in the third quarter of 2010.

Cash, cash equivalents and marketable securities as of September 30, 2011 totaled $28.7 million, compared with $30.6 million as of June 30, 2011.  The net decrease in the cash balance is mainly attributed to capital expenditures of $2.1 million and a dividend payment of $1.6 million, offset by positive cash flow from operating activities of $2.1 million.

Guidance for revenue in the fourth quarter of 2011 is in the range of $27 - $29 million and for full year 2011 the Company is increasing its guidance to the range of $111 - $113 million from $108 - $112 million.  Guidance for gross margin in the fourth quarter of 2011 is set at 22-24%.

David Rivel, CEO of RRsat commented, "The global-economic environment impacted our results.  In addition, our top line did not grow as much as we would have liked, while our operating expenses increased due to our infrastructure expansion, which we completed this quarter.

Mr. Rivel continued, “Our teleport in Emek HaEla, Israel, is now fully operational.  It is the biggest infrastructure upgrade in our Company’s history and allows us to greatly expand our range of services offered as well as uplink and downlink facilities for our customers.  This teleport also houses RRsat’s advanced Network Operations Center, which enables us to connect and manage our customer services across the entire RRsat Global Network.  This is a key development as it enables us to offer superior services to a larger group of customers, including major television networks.”

Conference Call Information
Conference call scheduled later today, November 10, 2011 at 9:00 am ET (4:00 pm Israel time).  On the call, Mr. David Rivel, Founder & CEO, Mr. David Aber, CFO, and Mr. Lior Rival, VP Sales and Marketing, will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-407-2553
UK Dial-in Number: 0-800-917-5108
Israel Dial-in Number: 03-918-0644
International Dial-in Number: +972-3-918-0644
at:
10:00 am Eastern Time; 7:00 am Pacific Time; 3:00 pm UK Time; 5:00 pm Israel Time

Replay
A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at: www.rrsat.com  In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers:

1 888 782 4291 (US) and +972 3 925 5918 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with FASB ASC Topic 718, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease. Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, depreciation and amortization.  Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.

Non-GAAP financial measures have limitations as an analytical tool and should not be considered in isolation from or as a substitute for the Company’s GAAP results. The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-cash, non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non-recurring. Moreover, because not all companies use identical measures and calculations, the presentation of adjusted net income and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using adjusted net income and adjusted EBITDA in conjunction with traditional GAAP financial measures.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: David Aber, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands, except share data

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2011	2010	2011	2010

Revenues	$84,094	$76,187	$28,646	$24,673
Cost of revenues	64,964	55,593	22,272	18,827
Gross profit	19,130	20,594	6,374	5,846

Operating expenses
Sales and marketing	5,332	4,760	1,878	1,631
General and administrative	7,463	6,480	2,658	2,380

Total operating expenses	12,795	11,240	4,536	4,011

Operating income	6,335	9,354	1,838	1,835

Interest and marketable
securities income	319	434	97	180
Currency fluctuation and
other financing income (expenses), net	(367)	(941)	(649)	404
Changes in fair value of
embedded currency
conversion derivatives	(2,359)	802	(1,168)	(2,025)
Other expenses, net	(6)	-	(6)	-
Income before taxes on income	3,922	9,649	112	394

Income taxes	(1,153)	(2,296)	(292)	255

Net income (loss)	$2,769	$7,353	$(180)	$649

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2011	2010	2011	2010
Income (loss) per ordinary share

Basic income (loss) per ordinary
share	$0.16	$0.42	$(0.01)	$0.04

Diluted income (loss) per
ordinary share	$0.16	$0.42	$(0.01)	$0.04

Weighted average number
of ordinary shares used to
compute basic income per
ordinary share	17,346,561	17,326,716	17,346,561	17,326,716

Weighted average number
of ordinary shares used to
compute diluted income
per ordinary share	17,346,561	17,400,793	17,346,561	17,370,905

RRsat Global Communications Network Ltd. and its subsidiaries
Reconciliation of Adjusted Net Income and Adjusted EBITDA

in thousands except share data

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2011	2010	2011	2010
Reconciliation of Net Income to Adjusted Net Income:
Net income (loss) - as reported	$2,769	$7,353	$(180)	$649

Non-cash equity-based compensation charge	73	321	45	107
Changes in fair value of embedded currency conversion derivatives	2,359	(802)	1,168	2,025
Change in deferred tax on embedded derivatives	(566)	200	(280)	(506)
Adjusted net income	$4,635	$7,072	$753	$2,275

Adjusted net income per diluted ordinary share	$0.27	$0.41	$0.04	$0.13

Reconciliation of Net Income to Adjusted EBITDA:
Net income (loss) - as reported	$2,769	$7,353	$(180)	$649
Interest and marketable securities income	(319)	(434)	(97)	(180)
Currency fluctuation and other financial income (expenses), net	367	941	649	(404)
Changes in fair value of embedded currency conversion derivatives	2,359	(802)	1,168	2,025
Income tax expense	1,153	2,296	292	(255)

Non-cash equity-based compensation charge	73	321	45	107
Depreciation and amortization	6,089	4,713	2,102	1,650
Other expenses, net	6	-	6	-
Adjusted EBITDA	$12,497	$14,388	$3,985	$3,592

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	September 30	December 31
	2011	2010

Current assets
Cash and cash equivalents	$9,259	$13,091
Marketable securities	19,438	22,516
Accounts receivable:
Trade (net of provision for doubtful accounts of $6,793
and $5,641 as of September 30, 2011 and December 31, 2010 respectively)	20,751	19,860
Other	412	1,312
Fair value of embedded currency conversion derivatives	323	893
Deferred taxes	2,320	1,657
Prepaid expenses	2,328	2,145

Total current assets	54,831	61,474

Fair value of embedded currency conversion
derivatives	715	1,185

Deposits and long-term receivables	2,020	2,201

Long- term and prepaid expenses	7,660	7,709

Deferred taxes	23	501

Assets held for employee severance payments	1,790	2,015

Fixed assets, at cost, less accumulated depreciation and amortization	45,415	40,779

Goodwill	3,734	3,734

Intangible Assets, at cost, less accumulated depreciation
and amortization	658	897

Total assets	$116,846	$120,495

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data

	September 30	December 31
	2011	2010

Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$11,143	$13,194
Other	2,685	2,455
Fair value of embedded currency conversion derivatives	1,094	349
Related parties	26	55
Deferred income	6,369	8,456

Total current liabilities	21,317	24,509

Long - term liabilities
Deferred income	8,131	7,619
Fair value of embedded currency conversion derivatives	1,346	772
Liability in respect of employee severance payments	1,842	2,058
Deferred taxes	1,224	1,125

Total long - term liabilities	12,543	11,574

Total liabilities	33,860	36,083

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares authorized as of September 30, 2011 and December 31, 2010; 17,346,561 shares issued and fully paid as of September 30, 2011 and December 31, 2010)	40	40
Additional paid in capital	52,966	52,893
Retained earnings	30,161	31,555
Accumulated other comprehensive loss	(181)	(76)

Total shareholders’ equity	$82,986	$84,412

Total liabilities and shareholders’ equity	$116,846	$120,495

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2010	2011	2011	2010
Cash flows from operating activities
Net income (loss)	$2,769	$7,353	$(180)	$649
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	6,089	4,713	2,102	1,650
Provision for losses in account receivable	1,152	1,125	51	884
Deferred taxes	(55)	(177)	(176)	(664)
Discount accretion and premium amortization
of held- to- maturity securities, net	-	(15)	-	3
Discount accretion and premium amortization
of available- for- sale securities, net	(338)	(310)	(115)	(130)
Changes in liability for employee severance payments, net	9	98	48	(6)
Stock- based compensation	73	321	45	107
Changes in fair value of embedded currency conversion derivatives	2,359	(802)	1,168	2,025
Loss (Profit) from trading securities, net	138	(91)	157	(130)

Capital loss on sale of fixed assets, net	6	-	6	-

Changes in assets and liabilities:
Decrease (increase) in account receivable - trade	(2,043)	(4,997)	(787)	(3,451)
Increase in related parties, net	(29)	(5)	(59)	(12)
Decrease (increase) in account receivable - other	900	(68)	171	76
Decrease (increase) in prepaid expenses	(183)	549	91	(138)
Decrease (increase) in deposits and long-term receivables
	181	(654)	(37)	(141)
Increase (decrease) in accounts payable	587	(1,354)	(1,069)	(1,124)
Increase (decrease) in deferred income	(1,575)	(509)	685	1,417

Net cash provided by operating activities	$10,040	$5,177	$2,101	$1,015

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows (cont'd)

In thousands

	Nine months ended		Three months ended
	September 30	September 30	September 30	September 30
	2011	2010	2011	2010

Cash flows from investing activities

Investment in fixed assets	$(12,853)	$(10,426)	$(2,083)	$(3,261)
Investment in long term prepaid expenses	(22)	-	(9)	-
Proceeds (Investment) in short term deposits	-	5,900	-	3,980
Investments in securities available- for- sale	(4,781)	(4,126)	(641)	(3,603)

Increase in trading securities, net	(21)	(21)	(20)	4
Proceeds from securities available- for- sale	7,944	5,120	2,105	2,317
Proceeds from securities held to maturity	-	780	-	752
Proceeds from sale of fixed assets	24	-	24	-

Net cash provided by (used in) investing activities	$(9,709)	$(2,773)	$(624)	$189

Cash flows from financing activities
Dividend paid	$(4,163)	$(6,562)	$(1,561)	$(2,599)
Net cash used in financing activities	$(4,163)	$(6,562)	$(1,561)	$(2,599)

Decrease in cash and cash equivalents	$(3,832)	$(4,158)	$(84)	$(1,395)

Balance of cash and cash equivalents at beginning of period	13,091	14,941	9,343	12,178

Balance of cash and cash equivalents at end of period	$9,259	$10,783	$9,259	$10,783

A. Non-cash transactions
Investment in fixed assets	$724	$1,932	$724	$1,770

B. Supplementary cash flow information
Income taxes paid	$1,104	$2,636	$402	$941